Exhibit 99.2

form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1:	Name and Address of Company

Nuvei Corporation (“Nuvei” or the “Company”)

1100 René-Lévesque W., suite 900

Montréal, Québec

H3B 4N4

Item 2:	Date of Material Change

November 15, 2024.

Item 3:	News Release

A news release was disseminated over PR Newswire and filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov on November 15, 2024.

Item 4:	Summary of Material Change

On November 15, 2024, Nuvei completed the previously announced plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which Neon Maple Purchaser Inc. (the “Purchaser”), an entity formed by Advent International, L.P. (“Advent”), acquired, directly or indirectly, all the issued and outstanding subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”) of the Company (the “Arrangement”).

Item 5:	Full Description of Material Change

On November 15, 2024, Nuvei completed the Arrangement under the Canada Business Corporations Act pursuant to which the Purchaser acquired, directly or indirectly, all the issued and outstanding Shares of Nuvei (other than the Rollover Shares, as defined below) for a price of US$34.00 per Share.

As part of the Arrangement, Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and Caisse de dépôt et placement du Québec (“CDPQ”) (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) sold their Shares (the “Rollover Shares”) in exchange for a combination of cash and shares in the capital of the Purchaser or an affiliate thereof, in accordance with the terms of the Plan of Arrangement and the applicable rollover agreement entered into with each Rollover Shareholder in connection with the Arrangement. As a result of the Arrangement, the Company became a wholly-owned subsidiary of the Purchaser of which Advent, Philip Fayer, Novacap and CDPQ hold or exercise control or direction over, directly or indirectly, approximately 46%, 24%, 18% and 12%, respectively, of the common equity.

The Subordinate Voting Shares will be de-listed from the Toronto Stock Exchange on or about November 18, 2024 and from the Nasdaq Global Select Market on or about November 25, 2024. The Company has applied to cease to be a reporting issuer under Canadian securities laws in all Canadian jurisdictions. The Company will also deregister the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details regarding the Arrangement are provided in the management information circular of Nuvei dated May 13, 2024, mailed to former Nuvei shareholders in connection with the Arrangement, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. This Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all Forward-looking information contains these terms and phrases. Particularly, statements with respect to the delisting of the Subordinate Voting Shares from the Toronto Stock Exchange and from the Nasdaq Global Select Market, the Company ceasing to be a reporting issuer under applicable Canadian securities laws and the deregistration of the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended, are Forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain Forward-looking information. Statements containing Forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, and although the Forward-looking information contained herein is based upon what management believes are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the Forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-looking information. These risks and uncertainties include, but are not limited to, the possibility that the Subordinate Voting Shares will not be delisted from the Toronto Stock Exchange or the Nasdaq Global Select Market within the timing currently contemplated, and that the Subordinate Voting Shares may not be delisted at all, due to failure to satisfy, in a timely manner or otherwise, conditions necessary for the delisting of the Subordinate Voting Shares or for other reasons.

Consequently, all of the Forward-looking information contained herein is qualified by the foregoing cautionary statements. Unless otherwise noted or the context otherwise indicates, the Forward-looking information contained herein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or amend such Forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

For further information, please contact:

David Schwartz, Chief Financial Officer
david.schwartz@nuvei.com
(514) 313-1190

Item 9:	Date of Report

November 15, 2024.